UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*

                   Martha Stewart Living Omnimedia, Inc.
                               (Name of Issuer)
-------------------------------------------------------------------------------

                   Class A Common Stock, par value $0.01
                        (Title of Class of Securities)
-------------------------------------------------------------------------------

                                  573083102
                                (CUSIP Number)
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                              December 31, 2003
            (Date of Event which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                |_| Rule 13d-1(b)

                |_| Rule 13d-1(c)

                |X| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102                  13G

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Sharon Patrick

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A) |_|
                                                                     (B) |_|

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

               5  SOLE VOTING POWER

  NUMBER OF             2,291,433 shares of Class A Common Stock (1)

    SHARES

               6  SHARED VOTING POWER
 BENEFICIALLY
                        0
   OWNED BY

     EACH      7  SOLE DISPOSITIVE POWER

                        2,291,433 shares of Class A Common Stock (1)
  REPORTING

    PERSON     8  SHARED DISPOSITIVE POWER
     WITH
                        0

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,291,433 shares of Class A Common Stock (1)

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                      |_|

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.7% (2)

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT:

(1) Includes 712,346 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc. (the "Company"), which are subject to options exercisable within 60 days of December 31, 2003 and 50,000 restricted shares of the Company's Class A Common Stock, on which restrictions lapse on August 9, 2004. Excludes 140,000 shares of Class A Common Stock subject to options which are not exercisable within 60 days of December 31, 2003.
(2) Assumes exercise by Ms. Patrick of 712,346 shares of Class A Common Stock subject to options exercisable within 60 days of December 31, 2003, but no exercises or conversions of any other derivative or convertible securities relating to the Company's common stock. Also represents 4.6% of the outstanding common equity of the Company, including the Company's Class B Common Stock, par value $0.01 ("Class B Common Stock").

ITEM 1.(a) NAME OF ISSUER

Martha Stewart Living Omnimedia, Inc. (the "Company")

ITEM 1.(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

11 West 42nd Street
New York, New York 10036

ITEM 2.    (a)  NAME OF PERSON FILING

This Schedule 13G is being filed by and on behalf of Sharon Patrick.

ITEM 2.    (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

11 West 42nd Street
New York, New York 10036

ITEM 2.    (c)  CITIZENSHIP

United States.

ITEM 2.    (d)  TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.01 per share (the "Class A Common Stock")

ITEM 2.    (e)  CUSIP NUMBER.

573083102

ITEM 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(d)

ITEM 4.    OWNERSHIP.

(a)   Amount beneficially owned:

      2,291,433 shares of Class A Common Stock (includes 712,346 shares of Class A Common Stock, which are subject to options, exercisable by Ms. Patrick within 60 days of December 31, 2003 and 50,000 restricted shares of Class A Common Stock (on which restrictions lapse on August 9, 2004), and excludes 140,000 shares of Class A Common Stock subject to options which are not exercisable within 60 days of December 31. 2003).

(b)   Percent of class:

      11.7% of the outstanding Class A Common Stock (calculated based on a total of 19,627,646 shares of Class A Common Stock outstanding (as of December 31, 2003, based on information supplied by the Company)).
      Also represents 4.6% of the outstanding common equity of the Company, including the Company's Class B Common Stock (calculated based on a total of 49,686,721 shares of Class A and Class B Common Stock outstanding (as of December 31, 2003, based on the information supplied by the Company)).

(c)   Number of shares as to which such person has:

      (i)  Sole power to vote or to direct the vote:

           2,291,433 Shares of Class A Common Stock.

      (ii) Shared power to vote or to direct the vote:

           N/A

      (iii) Sole power to dispose or to direct the disposition:

           2,291,433 Shares of Class A Common Stock.

      (iv) Shared power to dispose or to direct the disposition:

           N/A

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.   CERTIFICATION.

Not Applicable.

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2004

                                     /s/ Sharon Patrick
                                    ----------------------------------------
                                    Sharon Patrick